

May 22, 2008

By U.S. mail and facsimile to (303) 639-6662

Mr. Gregory A. Frost, Executive Vice President and Chief Financial Officer
Janus Capital Group Inc.
151 Detroit Street
Denver, CO 80206

>   **RE: Janus Capital Group Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2007**
>   **File No. 1-15253**

Dear Mr. Frost:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief